Writer’s Direct Number: (425) 313-2060
Fax: (425) 313-6800

May 15, 2025
BY EDGAR

Patrick Kuhn and Lyn Shenk
Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Re: Costco Wholesale Corporation -- Form 10-K for the Fiscal Year Ended September 1, 2024, Response dated April 21, 2025 -- File No. 000-20355
Dear Mr. Kuhn and Mr. Shenk:

In response to your letter of May 12, 2025 (the “Letter”), please see the discussion below, which corresponds to the paragraph in your letter.
Form 10-K for the Fiscal Year Ended September 1, 2024
Business
Memberships, page 5
1.We note your response to prior comment 1 and 3. Please clarify your disclosure so users have better understanding of your rational behind the methodology of your renewal rate calculation and active memberships.

Response:

We will revise our disclosures in our next Annual Report on Form 10-K to clarify the rationale behind the methodology of our renewal rate calculation and active memberships.

Please contact me if you have any questions or further comments.
Sincerely,

COSTCO WHOLESALE CORPORATION

/s/ GARY MILLERCHIP
Gary Millerchip
Executive Vice President and Chief Financial Officer